Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

AND FOR THE NINE AND THREE-MONTH PERIODS THEN ENDED

PRESENTED ON COMPARATIVE BASIS

(In millions of Argentine Pesos (“$”))

Report on review of interim financial information

To the Shareholders, President and Directors of

Pampa Energía S.A.

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Pampa Energía S.A. and its subsidiaries (the ‘Group’) as at September 30, 2025 and the related condensed consolidated interim statements of comprehensive income for the nine-month and three-month periods then ended, and condensed consolidated statements of changes in equity and cash flows for the nine-month period then ended and selected explanatory notes.

Responsibilities of the Board of Directors

The board of Directors is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Autonomous City of Buenos Aires, November 4, 2025.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Carlos Martín Barbafina
Contador Público (UCA) C.P.C.E.C.A.B.A. T° 175 F° 65

www.pwc.com.ar	Price Waterhouse & Co. S.R.L. Bouchard 557, 8th floor C1106ABG - Autonomous City of Buenos Aires, Argentina T: +(54.11) 4850.0000

Free translation from the original prepared in Spanish for publication in Argentina

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
BCBA	Buenos Aires Stock Exchange
BCRA	Argentina’s Central Bank
BNA	Banco de la Nación Argentina
BBL	Barrel
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de Inversiones de Energía S.A.
CITELEC	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNG	Compressed Natural Gas
CNV	National Securities Commission of Argentina
CPB	Central Térmica Piedra Buena
CPI	Consumer's price index
CSJN	Argentina’ Supreme Court of Justice
CTB	CT Barragán S.A.
CTG	Central Térmica Güemes
CTGEBA	Central Térmica Genelba
CTIW	Central Térmica Ingeniero White
CTLL	Central Térmica Loma de la Lata
CTPP	Central Térmica Parque Pilar
EISA	Energía Inversora S.A.
ENARGAS	National Regulatory Authority of Gas
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority of Electricity
ENRGE	National Regulatory Authority of Gas and Electricity
FLNG	Floating Liquefied Natural Gas
FNEE	National Electric Energy Fund
FTR	Five-Year Tariff Review
GASA	Generación Argentina S.A.
GUDI	Distributors’ large users
HIDISA	Hidroeléctrica Diamante S.A.

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
HINISA	Hidroeléctrica Los Nihuiles S.A.
HPPL	Hidroeléctrica Pichi Picún Leufú
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICSID	International Centre for Settlement of Investment Dispute
IFRS	International Financial Reporting Standards
IPIM	Wholesale Domestic Price Index
LNG	Liquefied Natural Gas
M3	Cubic meters
MAT	WEM’s Forward Market
MATER	Renewable Energy Forward Market
MECON	Ministry of Economy of Argentina
MLC	Foreign Exchange Market
MW	Megawatt
MWh	Megawatt/hour
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
OCPSA	Oleoductos de Crudos Pesados S.A.
PAIS tax	Tax for an Inclusive and Supportive Argentina
PB18	Pampa Bloque 18 S.A.
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.p.A.
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PESOSA	Pampa Energía Soluciones S.A.
PISA	Pampa Inversiones S.A.
PIST	Point of Entry to the Transport System
POSA	Petrobras Operaciones S.A.
RDA	Rincón de Aranda
RIGI	Incentive Regime for Large Investments

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SE	Secretary of Energy
SESA	Southern Energy S.A.
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar
VAR	Vientos de Arauco Renovables S.A.U.
VMOS	VMOS S.A.
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electricity Market
$	Argentine Pesos

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF

COMPREHENSIVE INCOME

For the nine and three-month periods ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

		Nine-month		Three-month
	Note	09.30.2025	09.30.2024	09.30.2025	09.30.2024

Revenue	8	1,805,519	1,294,494	796,635	510,706
Cost of sales	9	(1,214,020)	(831,719)	(513,313)	(344,291)
Gross profit		591,499	462,775	283,322	166,415

Selling expenses	10.1	(83,758)	(51,380)	(35,913)	(19,798)
Administrative expenses	10.2	(157,003)	(124,840)	(63,302)	(53,166)
Exploration expenses	10.3	(362)	(256)	(137)	(89)
Other operating income	10.4	103,420	102,716	43,239	31,935
Other operating expenses	10.4	(73,410)	(63,966)	(28,651)	(20,912)
Impairment of property, plant and equipment, intangible assets and inventories		(10,298)	(18,578)	(9,522)	(18,436)
Impairment of financial assets		(6,067)	(48,912)	(3,559)	680
Share of profit from associates and joint ventures	5.1.2	133,104	94,331	41,757	62,437
Profit from sale of companies´ interest		-	5,765	-	-
Operating income		497,125	357,655	227,234	149,066

Financial income	10.5	47,525	4,095	8,781	2,086
Financial costs	10.5	(180,417)	(120,932)	(68,958)	(39,244)
Other financial results	10.5	163,491	99,806	25,381	36,945
Financial results, net		30,599	(17,031)	(34,796)	(213)
Profit before income tax		527,724	340,624	192,438	148,853
Income tax	10.6	(267,280)	111,715	(152,155)	(9,451)
Profit of the period		260,444	452,339	40,283	139,402

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		1,141,248	552,038	564,751	185,461
Items that may be reclassified to profit or loss
Derivative financial instruments		23,857	-	(2,786)	-
Income tax		(8,350)	-	975	-
Exchange differences on translation		(44,746)	144,953	(40,952)	25,084
Other comprehensive income of the period		1,112,009	696,991	521,988	210,545
Total comprehensive income of the period		1,372,453	1,149,330	562,271	349,947

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the nine and three-month periods ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

		Nine-month		Three-month
	Note	09.30.2025	09.30.2024	09.30.2025	09.30.2024
Total profit of the period attributable to:

Owners of the company		260,777	452,630	40,207	139,470
Non-controlling interest		(333)	(291)	76	(68)
		260,444	452,339	40,283	139,402

Total comprehensive income of the period attributable to:

Owners of the Company		1,369,724	1,148,086	560,719	349,455
Non-controlling interest		2,729	1,244	1,552	492
		1,372,453	1,149,330	562,271	349,947

Earnings per share attributable to equity holders of the Company

Total basic and diluted earning per share	13.2	191.75	332.82	29.56	102.55

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	09.30.2025	12.31.2024
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	4,214,246	2,690,533
Intangible assets	11.2	124,070	99,170
Right-of-use assets		57,833	11,330
Deferred tax asset	11.3	28,543	161,694
Investments in associates and joint ventures	5.1.2	1,379,885	1,024,769
Financial assets at fair value through profit and loss	12.2	43,694	28,127
Other assets		470	366
Trade and other receivables	12.3	66,063	76,798
Total non-current assets		5,914,804	4,092,787

CURRENT ASSETS
Inventories	11.4	353,019	230,095
Financial assets at amortized cost	12.1	-	82,628
Financial assets at fair value through profit and loss	12.2	648,352	877,623
Derivative financial instruments		41,177	979
Trade and other receivables	12.3	1,082,686	503,529
Cash and cash equivalents	12.4	567,726	761,231
Total current assets		2,692,960	2,456,085
Total assets		8,607,764	6,548,872

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	09.30.2025	12.31.2024
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,360	1,360
Share capital adjustment		7,126	7,126
Share premium		19,950	19,950
Treasury shares	13.1	4	4
Treasury shares adjustment		21	21
Treasury shares cost		(23,513)	(211)
Legal reserve		62,335	46,616
Voluntary reserve		3,309,274	1,708,688
Other reserves		1,829	2,475
Other comprehensive income		1,107,891	839,025
Retained earnings		250,626	766,073
Equity attributable to owners of the company		4,736,903	3,391,127
Non-controlling interest		11,896	9,167
Total equity		4,748,799	3,400,294

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	147,536	141,436
Income tax and minimum notional income tax provision	11.6	437,069	77,284
Deferred tax liability	11.3	92,244	50,223
Defined benefit plans		39,587	31,293
Borrowings	12.5	2,032,748	1,416,917
Trade and other payables	12.6	104,076	87,992
Total non-current liabilities		2,853,260	1,805,145

CURRENT LIABILITIES
Provisions	11.5	10,305	10,725
Income tax liability	11.6	21,058	265,008
Tax liabilities		49,692	30,989
Defined benefit plans		6,786	7,077
Salaries and social security payable		42,712	40,035
Derivative financial instruments		195	2
Borrowings	12.5	389,151	728,096
Trade and other payables	12.6	485,806	261,501
Total current liabilities		1,005,705	1,343,433
Total liabilities		3,858,965	3,148,578
Total liabilities and equity		8,607,764	6,548,872

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Unappropiated retained earnings	Equity attributable to owners	Non-controlling interest	Total equity
Balance as of December 31, 2023	1,360	7,126	19,950	4	21	(211)	37,057	1,157,389	711	539,702	180,627	1,943,736	6,960	1,950,696
Voluntary reserve constitution	-	-	-	-	-	-	(539)	181,166	-	-	(180,627)	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	833	-	-	833	-	833
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(37)	(37)
Profit (Loss) for the nine-month period	-	-	-	-	-	-	-	-	-	-	452,630	452,630	(291)	452,339
Other comprehensive income for the nine-month period	-	-	-	-	-	-	7,320	268,307	-	258,927	160,902	695,456	1,535	696,991
Balance as of September 30, 2024	1,360	7,126	19,950	4	21	(211)	43,838	1,606,862	1,544	798,629	613,532	3,092,655	8,167	3,100,822
Stock compensation plans	-	-	-	-	-	-	-	-	931	-	-	931	-	931
Sale of company	-	-	-	-	-	-	-	-	-	-	-	-	(63)	(63)
Profit for the complementary three-month period	-	-	-	-	-	-	-	-	-	-	111,957	111,957	494	112,451
Other comprehensive income for the complementary three-month period	-	-	-	-	-	-	2,778	101,826	-	40,396	40,584	185,584	569	186,153
Balance as of December 31, 2024	1,360	7,126	19,950	4	21	(211)	46,616	1,708,688	2,475	839,025	766,073	3,391,127	9,167	3,400,294
Voluntary reserve constitution	-	-	-	-	-	-	-	766,073	-	-	(766,073)	-	-	-
Treasury shares acquisition	-	-	-	-	-	(23,302)	-	-	-	-	-	(23,302)	-	(23,302)
Stock compensation plans	-	-	-	-	-	-	-	-	(646)	-	-	(646)	-	(646)
Profit (Loss) for the nine-month period	-	-	-	-	-	-	-	-	-	-	260,777	260,777	(333)	260,444
Other comprehensive income for the nine-month period	-	-	-	-	-	-	15,719	834,513	-	268,866	(10,151)	1,108,947	3,062	1,112,009
Balance as of September 30, 2025	1,360	7,126	19,950	4	21	(23,513)	62,335	3,309,274	1,829	1,107,891	250,626	4,736,903	11,896	4,748,799

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	09.30.2025	09.30.2024
Cash flows from operating activities:
Profit of the period		260,444	452,339
Adjustments to reconcile net profit to cash flows from operating activities	14.1	490,809	136,816
Changes in operating assets and liabilities	14.2	(156,864)	(355,876)
Net cash generated by operating activities		594,389	233,279

Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(858,567)	(299,585)
Collection for sales (Payment for purchases) of public securities and shares, net		416,990	(25,310)
Recovery (Suscription) of mutual funds, net		16,691	(887)
Capital integration in companies		(44,726)	-
Payment for companies´acquisitions		-	(42,642)
Payment for right-of-use		-	(52)
Collection for equity interests in companies sales		630	16,538
Collection for joint ventures´ share repurchase		-	30,135
Collections for property, plant and equipment sales		-	331
Collections for intangible assets sales		10,571	-
Dividends collection		35,265	6,955
Collection for equity interests in areas sales		2,410	-
Cash addition for purchase of subsidiary		-	67,447
Loans granted, net		(13)	(115)
Net cash used in investing activities		(420,749)	(247,185)

Cash flows from financing activities:
Proceeds from borrowings	12.5	665,797	653,462
Payment of borrowings		(142,971)	(108,478)
Payment of borrowings interests	12.5	(141,214)	(104,058)
Repurchase and redemption of corporate bonds	12.5	(806,076)	(285,489)
Payments of dividends		-	(37)
Payment for treasury shares acquisition		(23,302)	-
Payments of leases		(14,222)	(2,444)
Net cash (used in) generated by financing activities		(461,988)	152,956

(Decrease) Increase in cash and cash equivalents		(288,348)	139,050

Cash and cash equivalents at the beginning of the year	12.4	761,231	137,973
Exchange and conversion difference generated by cash and cash equivalents		94,843	44,988
(Decrease) Increase in cash and cash equivalents		(288,348)	139,050
Cash and cash equivalents at the end of the period	12.4	567,726	322,011

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company is an Argentine company, which participates in the energy sector, mainly in the production of oil and gas and power generation.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, reaching a production level in the nine-month period ended September 30, 2025 of 12.9 million m3/day of natural gas and 9.5 thousand bbl/day of oil in 11 productive areas and 2 exploratory areas in Argentina. Its main production blocks are located in the Provinces of Neuquén and Río Negro.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,472 MW installed capacity as of September 30, 2025, which represents approximately 12% of Argentina’s installed capacity, and being one of the largest independent generators in the country.

In the petrochemicals segment, the Company operates 2 high-complexity plants in Argentina producing styrene, synthetic rubber and polystyrene, with a share ranging between 86% and 98%, in the domestic market.

Finally, through the holding, transportation and others segment, the Company participates in the electricity transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,349 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Additionally, the segment includes advisory services provided to related companies.

1.2 Economic context in which the Company operates

The Company operates in a complex economic context which main variables are experiencing volatility as a result of political and economic events both domestically and internationally.

As part of its economic stabilization plan, on April 11, 2025, the Government announced a series of measures aimed at easing foreign exchange controls and strengthening the monetary system seeking to reduce inflation, boost economic activity, enhance monetary predictability and increase freely available reserves supporting its economic program. The program is financially backed by a new US$ 20 billion facility agreed with the International Monetary Fund, which, together with other agreements, could contribute to a US$ 23.1 billion increase in BCRA’s net reserves during 2025. As a result, a slowdown in inflation was observed, with monthly rates around 2% as from May 2025, while the local primary fiscal surplus was maintained.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

However, during the third quarter of 2025, there has been increased foreign-exchange and financial volatility due to the uncertainty surrounding the legislative elections, which will determine the Government’s ability to move forward with structural labor, tax and social security reforms. This situation has led to a slowdown in economic activity and posed additional challenges to maintaining the fiscal surplus.

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Condensed Interim Financial Statements, and it is not possible to predict the macroeconomic and financial situation’s evolution in Argentina or internationally, or any new measures to be announced.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s Consolidated Condensed Interim Financial Statements should be read in light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

2.1 Oil and Gas

2.1.1 Gas market

2.1.1.1 Natural Gas for the residential segment and CNG

SE Resolutions No. 602/24, No. 25/25, No. 111/25, No. 139/25, No. 176/25, No. 228/25, No. 288/25, No. 335/25, No. 357/25, and No. 382/25 established the PIST price to be passed on to end users pursuant to the agreements entered into under GasAr Plan for gas consumptions as from the months of January through October 2025, respectively, and on the tariff schemes published by ENARGAS’ effective date.

2.1.1.2 Compensation for subsidized natural gas consumption

ENARGAS Resolution No. 125/25 restructures the compensation system for natural gas consumption subsidies to natural gas distribution companies, modifying the entity receiving such compensation. The new mechanism, effective as from February 1, 2025, establishes that compensation will be collected directly by natural gas producers and deducted from the invoices issued by producers to distributors.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the enactment of clarifying regulations is still pending.

2.1.1.3 LNG exports

SE Resolution No. 145/25 approved the LNG export procedure, establishing that, under Law No. 27,742, a firm LNG export authorization will be granted to allow holders the right to export the authorized volumes without interruptions, restrictions or redirections over the term of the authorization.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2 Generation

2.2.1	Modifications to the electricity regulatory framework

In line with the objective of ensuring free contracting in the MAT established by Law No. 27,742, on January 28, 2025, SE Resolution No. 21/25 was published establishing different modifications regulating dispatch and operation at the WEM’s MAT. The main modifications include:

- generators, self-generators and co-generators of conventional thermal, hydraulic and nuclear sources commissioned as from January 1, 2025 are exempted from the suspension of contracting within the MAT;

- the presentation or renewal of Energy Plus contracts is limited until October 31, 2025, after the expiration of such contracts the Energy Plus market will no longer be in effect;

- the dispatch scheme set by SE Resolution No. 354/20 is abrogated, effective as from February 1, 2025, and no alternative dispatch scheme is established contemplating the obligations under ENARSA’s supply contract with Bolivia and contracts within the GasAr Plan’s framework;

- as from March 1, 2025, the recognition of fuel costs is authorized according to reference prices and the values declared and accepted in the Production Cost Statement plus freight, natural gas transportation and distribution costs, and taxes and fees.

- CAMMESA will continue centralizing fuel supply for contracts entered into under specific schemes (SE Resolutions No. 220/07, No. 21/16 and No. 287/17);

- generators remunerated under the spot scheme will be able to manage their own fuel, with CAMMESA remaining as the supplier of last resort; and

- new values are established for the cost of non-supplied energy, effective as from February 1, 2025, under the following tiers: (i) US$ 350 /MWh up to 5%; (ii) US$ 750 /MWh up to 10%, and (iii) US$ 1,500 /MWh for more than 10%.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

On its part, SE Note NO-2025-35216647-APN-SE#MEC dated April 4, 2025 establishes guidelines for the gas dispatch priority scheme for thermal generation in the WEM. Tenders by generators opting into managing their own fuel supply will be considered firm and, in case of non-compliance, will be subject to a Deliver or Pay penalty equivalent to 70% of the unavailable volume’s reference price.

The new reference price equals 90% of the weighted average price per natural gas basin in the PIST using Round 4.2 prices for the Neuquina Basin and the Norte Basin and Round 4.1 prices for the Austral Basin.

Reference prices for liquid fuels are set for each generator based on international indicators, including a premium covering associated financial and logistical costs, and prices for liquid fuels and natural gas from neighboring countries are recognized at the exchange rate effective on the last business day before the transaction due date, associated with the consumption recognized in the respective economic transaction.

Based on the above-mentioned modifications, CAMMESA made several calls to generating agents for natural gas supply tenders for generation at higher prices.

On May 30, 2025, through Executive Order No. 370/25, the National Government extended the national emergency for the electricity generation, transmission, and distribution segments, and for the natural gas transportation and distribution segments, until July 9, 2026.

On July 7, 2025, through Executive Orders No. 450/25 and No. 452/25, Laws No. 15,336 and No. 24,065 were amended, and the ENRGE was established to replace and unify the ENARGAS and the ENRE, respectively, under the guidelines established in the Bases Law (Law No. 27,742). On October 13, 2025, through SE Resolution No. 388/25, the call for the appointment of its authorities was launched.

Executive Order No. 450/25 establishes a 24-month transition period during which the SE must issue regulations aiming to, among other things:

-	decentralize and develop a competitive hydrocarbons market through the free contracting of fuel by generators;
-	ensure the regularization and collectability of contracts with electricity distributors, and establish thermal generation remuneration criteria allowing for greater efficiency in fuel procurement;
-	establish mechanisms for transferring the power purchase agreements executed with CAMMESA to the demand of distributors and large users within the WEM; and
-	establish mechanisms for transferring the fuel purchase agreements executed by CAMMESA to the WEM´s supply.

The following amendments to Laws No. 15,336 and No. 24,065 are noteworthy:

-	hydroelectric concessions must have a term (maximum 60 years) and must be re-tendered upon expiration;
-	free contracting principles between generators and large users and free users in the WEM must be maintained.

13

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

In addition, the SE is empowered to authorize the execution of expansions to the transmission system within an existing concession, after consulting with CAMMESA, and may finance it with FNEE resources. Alternatively, the grid may be expanded on the initiative and at the risk of the party carrying out the expansion, which will be granted priority for the use of the transmission capacity, assignable to third parties.

Based on the above-described modifications, on October 21, 2025, SE Resolution No. 400/25 established the “Rules for Normalization and Progressive Adaptation of the WEM” amending the current regulatory framework effective as from November 1, 2025. It is worth highlighting that the implementation of some of the modifications requires additional regulation.

Regarding distributor demand, a new category of users subject to the application of seasonal prices is established: the seasonalized demand (not including large distribution company users or “GUDI”). For this category, the distributor must maintain a minimum coverage of 75% of such demand. Seasonalized demand will be supplied through the allocated generation, giving first priority to the residential sector.

The management of fuels for power generation and their cost recognition are modified, encouraging generators to fuel self-supply, with CAMMESA remaining as the supplier of last resort. Starting in 2029, fuel management will become the sole responsibility of generators.

The remuneration scheme for generation in the spot market is modified, making a distinction by energy source:

-	Thermal generation: energy is remunerated based on the variable production cost (“CVP”) and the adjusted marginal income (“RMA”), which considers the hourly marginal cost plus, in the case of generators with fuel management, an adjusted income factor (“FRA”) of 0.15 in 2025 and 2026, 0.25 in 2027, and 0.35 from 2028 onwards. For generation installed after January 1, 2025, the FRA will be equal to 1. In addition, a minimum income scheme is established for existing generation based on the CVP value (less than, greater than or equal to US$60/MWh).
-	Renewable generation: a scheme similar to that of thermal generation applies, considering a CVP equal to zero. Additionally, a minimum remuneration of US$32/MWh is provided for. For generation installed as from January 1, 2025, the FRA will be equal to 1 and the RMA will have no minimum or maximum limits. For biomass, biogas, or landfill gas (“LFG”) generation, if requested by the generator, the scheme will be similar to that of conventional thermal generation.
-	Hydroelectric generation: a scheme similar to that of thermal generation applies, considering a CVP equal to zero. A minimum remuneration of US$22/MWh is provided for. A special regime has been established for pumping hydropower plants. For generation commissioned as from January 1, 2025, the FRA will be equal to 1 and the RMA will have no minimum or maximum limits.

14

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

-	Power capacity: for thermal and hydroelectric generation, the power capacity made available during the hours defined as “power capacity remuneration hours” is remunerated at a value of US$12/MW, adjusted by a seasonal correction factor and, in the case of thermal generation, according to the fuel used. Thermal generation without fuel management will be subject to a decreasing remuneration scheme when not dispatched. No power capacity remuneration is recognized for renewable generation sources other than hydroelectric.

In line with these changes, the pricing regime for spot demand and the seasonal pricing for distributor demand are modified. GUDI are allocated the seasonal spot energy costs and may opt to become WEM large users subject to a minimum one-year term of permanence or contract energy and power capacity with one or more generators through distributors.

Furthermore, the MAT is modified to promote free contracting between agents. Two markets are established: MAT Power Capacity and MAT Energy. Thermal and hydroelectric generation installed prior to January 1, 2025 may enter into contracts for up to 100% of their generated energy with distributors to cover the unmet seasonalized demand, or up to 20% of their energy with WEM large users or distributors for GUDI. As from 2030, such generators may freely enter into contracts with any demand segment. Thermal generation installed after January 1, 2025, with fuel management or additional firm gas transportation may freely contract with any demand segment without restrictions. Renewable-source generation maintains the MATER conditions. Storage projects may enter into contracts without restrictions.

Regarding services provided by generators in the WEM, new base and additional reliability reserve services are contemplated.

Besides, a mechanism is envisaged to transfer the costs of forced generation to the relevant jurisdiction until the additional costs incurred are properly allocated.

Finally, it is provided that any new WEM demand outside the scope of a distributor’s concession connected to the transmission system and representing a relative increase exceeding at least 0.5% of the WEM’s average demand must submit, together with its request for access to the WEM and the transmission capacity, a supply plan ensuring: i) at least 80% of new energy production; and ii) sufficient physical capacity backup to cover 80% of its consumption.

2.2.2 Remuneration at the spot market

SE Resolutions No. 603/24, No. 27/25, No. 113/25, No. 143/25, No. 177/25, No. 227/25, No. 280/25, No. 331/25, No 356/25 and No 381/25 updated the remuneration values for spot generation, providing for 4%, 4%, 1.5%, 1.5%, 2%, 1.5%, 1%, 0.4%, 0.5% and 0.5% increases for the January-October 2025’s economic transactions, respectively. Likewise, the maximum spot price in the WEM was updated to $ 13,622/MWh as from October 2025.

15

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2.3 Privatization of the Comahue Hydroelectric Plants

Under PEN Executive Orders No. 286/25 and No. 590/25, MECON Resolution No. 1,200/25 dated August 19, 2025 called for a national and international call for tenders for the transfer of the share capital of each of the following companies: Alicurá Hidroeléctrica Argentina S.A., El Chocón Hidroeléctrica Argentina S.A., Cerros Colorados Hidroeléctrica Argentina S.A. and Piedra del Águila Hidroeléctrica Argentina S.A.

The above-mentioned resolution approved the terms and conditions of the call and set October 23, 2025, as the tender submission deadline. Later, this deadline was extended to November 7, 2025 (MECON Resolution No. 1,649/25).

2.2.4 Energy Demand Management Program

On September 26, 2025, SE Resolution No. 379/25 approved the “Energy Demand Management Program” as a measure to mitigate reserve deficits in the WEM or the distribution network by managing users’ demand.

The program will be voluntary for major large users (“GUMA”), minor large users (“GUME”), and GUDI of the WEM opting into the program.

CAMMESA will determine the maximum power capacity to be called for demand management in line with seasonal scheduling. Based on that amount, it will launch a competitive tender process in which adhering large users may participate. Awarded tenders will be remunerated with a fixed charge of US$1,000/MW-month and a variable charge. In addition, a charge is included to incentivize compliance with the agreed commitment. In turn, a penalty equivalent to three times the fixed charge will apply in case of non-compliance with CAMMESA’s requirement.

2.3 Gas Transportation

TGS’s Tariff situation

TGS received monthly tariff updates for the January-March 2025 period; to this effect, ENARGAS published transitional tariff charts with 2.5%, 1.5% and 1.7% increases, respectively.

On April 30, 2025, through ENARGAS Resolution No. 256/25, the conditions of the FTR for the 2025-2030 period were established. Its main aspects include: (i) the capital base as of December 31, 2024; (ii) a real after-tax WACC discount rate of 7.18%; (iii) a weighted average tariff increase of 3.67%, to be implemented in 31 equal and consecutive monthly installments starting in May 2025; (iv) an investment plan totaling $ 279,108 million (at June 2024 currency values), subject to ENARGAS oversight; and (v) regulated operating expenses.

16

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Subsequently, under Executive Order No. 371/25, the SE was designated as the enforcement authority for introducing contractual or tariff modifications. In this line, SE Resolution No. 241/25, dated June 4, 2025, provided for a monthly periodic update of transportation tariffs in lieu of the previous semiannual scheme. TGS expressed its conformity with this resolution on June 5, 2025, and ENARGAS Resolutions No. 350/25, No. 421/25, No. 539/25, No. 622/25 and No. 732/25 approved the tariff charts incorporating monthly updates of 2.81%, 0.62%, 1.63%, 2.38% and 2.49% in addition to the FTR increases.

License Extension

On July 24, 2025, Executive Order No. 495/25 was published, whereby the PEN extended the license granted to TGS for an additional 20-year period as from December 28, 2027, ratifying the “License Extension Memorandum of Understanding” entered into on July 11, 2025 between the MECON and TGS.

2.4 Transmission

Transener and Transba tariff situation

The ENRE determined the hourly remuneration values, establishing 4%, 4%, 2%, and 4% increases against effective values for the January-April 2025 period for Transener S.A. and Transba S.A.

On April 3, 2025, ENRE Resolution No. 236/25 amended the high-voltage and main electricity distribution utility concessionaires’ return rate defined by ENRE Resolution No. 28/25 dated January 10, 2025 from 6.10% to 6.48% after taxes.

On April 30, 2025, the tariff scheme resulting from the Five-Year Tariff Review process was approved and the ENRE established 42.89% and 10.30% increases against April 2025’s effective tariffs for Transener S.A. and Transba S.A., respectively. Similarly, the ENRE determined the remuneration for independent transmission companies, including Transener S.A., for the operation of the Choele Choel – Pto. Madryn Interconnection and the Fourth Line, and Transba S.A., for the operation of Transportista Independiente de Buenos Aires (TIBA)’s facilities, establishing a tariff equivalent to 77.92%, 100% and 99.73%, respectively, of Transener S.A.’s tariff.

In all cases, the increases apply as follows: 20% as from May 1, 2025, and the remaining 80% on a monthly basis over the June-December 2025 period. Likewise, a monthly tariff update mechanism based on the CPI and IPIM price indexes is provided for.

17

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Consequently, the ENRE established the following increases:

	Jun-25	Jul-25	Aug-25	Sep-25	Oct-25
Transener S.A. and Fourth Line	7.25%	4.64%	6.02%	6.95%	7.12%
Transba S.A.	4.06%	1.53%	2.87%	3.78%	3.94%
Choele Choel – Pto. Madryn Interconnection	4.35%	1.80%	3.14%	4.05%	4.22%
Transportista Independiente de Buenos Aires (TIBA)	7.22%	4.61%	5.99%	8.10%	8.27%

On June 17, 2025, Transener and Transba filed with ENRE motions of reconsideration against the resolutions issued on April 30, 2025 for Transener S.A., Transba S.A. and TIBA, requesting the ENRE to suspend the requirement to submit the investment plans for the May 2025-April 2030 period until the ENRE issues a ruling on said motions. On August 18, 2025, the ENRE upheld the filed motions for reconsideration and, consequently, modified the cost and investment structure for Transener S.A., Transba S.A., the Choele Choel – Puerto Madryn Interconnection and TIBA. In the case of the independent transmission companies, including TIBA, the ENRE additionally recognized an increase in revenues from the payment to Transener S.A. for operation and maintenance supervision, applicable as from September 2025.

As a result of the introduced changes, on September 5, 2025, the investment plans to be carried out by Transener S.A., Transba S.A., TIBA, and the Choele Choel - Puerto Madryn Interconnection over the May 2025-April 2030 period were duly and timely submitted for approval by the ENRE. As of the date of issuance of these consolidated condensed interim financial statements, the ENRE’s approval has not been received.

2.5 Regulations on access to the MLC

On April 11, 2025, the BCRA issued Communication “A” 8,226 easing several restrictions to access the MLC, including the following:

-	access to the MLC for foreign currency transfers abroad for profits and dividends to non-resident shareholders, in the case of legal entities with profits from fiscal years beginning on or after January 1, 2025,
-	access to the MLC for the payment of imports of capital goods,
-	elimination of the requirement to submit an affidavit in the case of individuals; for legal entities, the requirement to submit an affidavit stating a commitment not to engage in certain sales, exchanges or transfers of securities for 90 calendar days following the MLC access request remains in place, and
-	removal of restrictions on resident individuals to access the MLC to purchase foreign currency for saving or deposit purposes.

18

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

On September 18, 2025, the BCRA established a series of measures aimed at promoting the repatriation of direct investments by non-residents, including:

-	access to the MLC for non-residents acquiring an equity interest in resident companies (other than financial institutions or their controlling entities),
-	access to the MLC for residents in case of acquisition of 100% of the share capital of non-resident companies whose sole asset is an interest in local companies,
-	access to the MLC for residents in the event of acquisition of holdings by non-residents in concessions for the exploitation of natural resources granted in the country, concurrently with the settlement of funds from foreign financial borrowings or local foreign-currency loans from a foreign credit line.

Finally, on September 26, 2025, the BCRA published Communication “A” 8,336, reinstating the requirement for individuals to submit an affidavit stating their commitment not to engage, directly or indirectly or on behalf of third parties, in purchases of securities settled in foreign currency for the 90 calendar days following the request for access to the MLC.

It is worth highlighting that the detailed information does not list all possibly applicable exchange regulations; for more information on Argentina’s exchange rate policies, please visit the Central Bank’s website: www.bcra.gov.ar.

2.6 Tax regulations

Export Increase Program

On April 14, 2025, PEN Executive Order No. 269/25 repealed PEN Executive Order No. 28/23, reestablishing, as of that date, the payment and settlement in the MLC of 100% of export values.

19

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the nine and three-month periods ended September 30, 2025 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in millions of pesos and were approved for their issuance by the Company’s Board of Directors on November 4, 2025.

The information included in the Consolidated Condensed Interim Financial Statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

This consolidated condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss and they should be read together with the Consolidated Financial Statements as of December 31, 2024, which have been prepared under IFRS Accounting Standards.

These Consolidated Condensed Interim Financial Statements for the nine and three-month periods ended September 30, 2025 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the nine-month period ended September 30, 2025, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2024, and for the nine and three-month periods ended September 30, 2024, disclosed for comparative purposes, arises from the Consolidated Financial Statements as of those dates.

Additionally, certain non-significant reclassifications have been made to the Consolidated Financial Statements´ figures disclosed for comparative purposes to keep the consistency in the presentation with the current period figures.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements for the last fiscal year, which ended on December 31, 2024.

4.1 New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2025 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2025:

-	IAS 21 - “Effects of Changes in Foreign Exchange Rates” (amended in August 2023).

20

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

4.2 New accounting standards, amendments and interpretations issued by the IASB not yet effective and not early adopted by the Company

Pursuant to CNV General Resolution No. 972/23, early application of IFRS accounting standards and/or amendments thereto is not permitted unless specifically permitted at the time of adoption.

As of September 30, 2025, the Company has not early applied the following standards and/or amendments:

-	IFRS 18 - “Presentation and Disclosures in Financial Statements”: issued in April 2024. It establishes new presentation and disclosure requirements aiming to ensure that financial statements provide relevant information faithfully representing an entity’s situation. The standard does not affect the recognition or measurement of financial statement items; however, it introduces new requirements for improved comparability among entities. Specifically, the following are worth mentioning: (i) the classification of revenues and expenses into operating, investing and financing categories; (ii) the incorporation of required subtotals; and (iii) the disclosure of performance measures defined by management. The standard applies retroactively to fiscal years and interim periods beginning on or after January 1, 2027, allowing for early adoption. The Company is currently analyzing the impact of the application of the standard on its financial statements’ disclosures.
-	IFRS 19 - “Subsidiaries without Public Accountability: Disclosures”: issued in April 2024. It allows for reduced disclosures for entities without public accountability which are subsidiaries of an entity that prepares consolidated financial statements available for public use and comply with IFRS accounting standards. Subsequently, in August 2025, amendments were introduced, reducing disclosure requirements related to supplier financing arrangements, lack of exchangeability and international tax reform, and replacing the disclosure requirements regarding management-defined performance measures with a cross-reference to IFRS 18 for entities using such measures. The standard and its amendments are applicable for periods beginning on or after January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.
-	IFRS 9 and IFRS 7 - “Financial Instruments and Disclosures”: in May 2024, the application guidance for IFRS 9 is modified and disclosure requirements are incorporated into IFRS 7. In particular, it incorporates the option to consider the derecognition of a financial liability before its settlement in case of issuance of electronic payment instructions meeting certain requirements, and incorporates disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and instruments at amortized cost or fair value through other comprehensive income. The amendments are applicable to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

21

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

-	IMPROVEMENTS TO IFRS - Volume 11: in July 2024, minor amendments are incorporated into IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7. The amendments are applicable to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the amendments will not have an impact on the Company’s operating results or financial position.
-	IFRS 9 and IFRS 7 “Financial Instruments and Disclosures”: in December 2024, IFRS 9 is amended and disclosure requirements are incorporated into IFRS 7 regarding nature-dependent electricity contracts. In particular, it allows exemption from fair value accounting for entities that are net purchasers of electricity during the term of the contracts, and eases the designation as a hedging instrument for contracts not meeting the requirements for the above-mentioned exemption. The amendments are applicable to fiscal years beginning on or after January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

NOTE 5: GROUP STRUCTURE

5.1 Interest in subsidiaries, associates and joint ventures

5.1.1	Subsidiaries information

Unless otherwise indicated, the country is also the principal place where the subsidiary carries out its activities.

			09.30.2025	12.31.2024
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovables S.A.	Argentina	Generation	100.00%	100.00%
Ecuador Pipeline Holdings Limited	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
OCP	Gran Cayman	Investment	100.00%	100.00%
Pampa Ecuador Inc	Nevis Island	Investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%

22

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.1.2	Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures; unless otherwise indicated, the share capital consists of millions of common shares with one vote per share:

		Information about the issuer
	Main activity	Date	Share capital	Profit (Loss) of the period	Equity	Direct and indirect participation %
Associates
SESA (1)	Gas treatment	09.30.2025	330	(4,089)	52,052	20.00%
VMOS (2)	Hydrocarbon transportation	09.30.2025	158,903	(45,829)	435,059	10.20%
Joint ventures
CIESA (3)	Investment	09.30.2025	639	219,814	1,501,664	50.00%
Citelec (4)	Investment	09.30.2025	556	67,020	394,291	50.00%
CTB	Generation	09.30.2025	8,558	10,772	647,815	50.00%

(1)	On April 24, 2025, SE Resolution No. 165/25 granted SESA the LNG Free Export Authorization certificate for 11.72 million m3/d of gas over a 30-year period between July 1, 2027 and June 30, 2057. Additionally, on May 5, 2025, MECON Resolution No. 559/25 approved SESA’s application to opt into the RIGI.
(2)	On March 21, 2025, MECON Resolution No. 302/25 approved VMOS’s application to opt into the RIGI
(3)	The Company holds a 50% interest in CIESA, a company that holds a 53.83% interest in TGS’s capital stock; therefore, the Company has a 26.91% interest in TGS.

As of September 30, 2025, TGS’s common shares and ADR traded on the BCBA and NYSE were listed at $ 6,470.00 and US$ 21.03, respectively, conferring Pampa’s holding an approximate market value of $ 1,310,798 million.

(4)	The Company has a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of September 30, 2025, Transener’s common share price listed at the BCBA was $ 1,799.00, conferring Pampa’s indirect holding an approximate market value of $ 210,592 million.

The detail of the balances of investments in associates and joint ventures is as follows:

	09.30.2025	12.31.2024
Disclosed in non-current assets
Associates
VMOS	44,394	13
SESA	10,410	-
Total associates	54,804	13

Joint ventures
CIESA	804,029	624,768
Citelec	197,145	163,084
CTB	323,907	236,904
Total joint ventures	1,325,081	1,024,756
Total associates and joint ventures	1,379,885	1,024,769

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The following table shows the breakdown of the result from investments in associates and joint ventures:

	09.30.2025	09.30.2024
Associates
SESA	2,221	-
TGS	-	1,143
VMOS	(4,529)	-
Total associates	(2,308)	1,143

Joint ventures
CIESA	96,515	54,929
Citelec	33,511	12,015
CTB	5,386	(27,475)
OCP	-	53,719
Total joint ventures	135,412	93,188
Total associates and joint ventures	133,104	94,331

The evolution of investments in associates and joint ventures is as follows:

	09.30.2025	09.30.2024
At the beginning of the year	1,024,769	542,978
Dividends	(88,197)	(6,955)
Increases	44,726	35,517
Share repurchase	-	(30,135)
Sale of equity interests	-	(15,802)
Decrease due to obtained control	-	(73,228)
Profit from sale of companies´ interest	-	5,765
Share of profit	133,104	94,331
Exchange differences on translation	265,483	366,408
At the end of the period	1,379,885	918,879
5.1.3	OCP

Pursuant to the terms and conditions of the concession authorization agreement, OCP caused OCPSA to establish two guarantees, one operational and one environmental, each in the amount of US$ 50 million (including surety bonds provided by the Group as a shareholder in the amount of US$ 84 million, disclosed under the line item guarantee deposits), which would remain in effect for the term of the agreement and until 90 days after its termination on November 30, 2024. Therefore, the guarantees were scheduled to expire on March 1, 2025, since as of that date, no claim had been initiated that could be considered covered within their scope. However, Citibank Ecuador informed OCP that, in its understanding, the guarantees had not expired because OCPSA had not complied with certain required formalities.

24

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

For its part, OCP formally notified Citibank Ecuador that its position was incorrect, explaining the reasons for that interpretation, and requested the Ecuadorian Government to notify Citibank Ecuador that the guarantees had expired.

On April 11, 2025, OCP filed an arbitration proceeding before the ICSID seeking the effective release of the guarantees and compensation for the sustained damages and, subsidiarily, to receive from Ecuador the amount of the guarantees plus interest and damages resulting from Ecuador’s actions.

On October 28, 2025, the Ecuadorian Government instructed Citibank Ecuador to proceed with the guarantees release, which became no longer valid as of that day under the terms of the contract. On November 3, 2025, Citibank NY proceeded with the release of the guarantee deposits funds.

5.1.4	CIESA - TGS

On March 7, 2025, an exceptional weather phenomenon occurred in the city of Bahía Blanca and its surroundings, characterized by intense rainfall, unprecedented in the last 100 years. This situation led to flooding in urban and peripheral areas, severely affecting local infrastructure.

The event caused the Saladillo García stream to overflow, resulting in the flooding of the Cerri Complex. As a consequence, liquids production was completely halted and the natural gas transportation service was partially affected. In addition, both the external electricity distribution system and the power generation and distribution facilities were damaged by the phenomenon.

The natural gas transportation service was gradually restored and is fully operational, with no significant impact on TGS’s revenues.

Conversely, liquids production at the Cerri Complex was completely interrupted from March 7, 2025, until the end of April 2025. From then on, operations gradually resumed, reaching normal production levels by early May.

During the nine-month period ended September 30, 2025, TGS recorded a $ 45,741 million loss for event-related expenses and impairment of materials and other property, plant, and equipment, the latter amounting to $ 3,857 million. The final cost of the event is still pending determination by TGS.

Although TGS has initiated negotiations with insurance companies, it has not yet determined the amount or the effective date for the total collection of related recoveries. As of September 30, 2025, TGS has received $ 1,326 million from insurance companies as an advance payment on account of the total settlement of the claim.

25

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Tender for Perito Moreno Gas Pipeline (GPM) Expansion

On May 22, 2025, ENARSA launched a tender to expand the GPM, aiming to increase natural gas transportation capacity from Vaca Muerta by 14 million cubic meters per day. Tenders were submitted on July 28, 2025, and on October 17, 2025, TGS was awarded the project to carry out the expansion work within an 18-month term starting November 1, 2025.

5.1.5	VMOS

On July 8, 2025, VMOS entered into a syndicated international loan agreement for a total amount of US$ 2 billion with a 5-year term and an interest rate equivalent to SOFR Term plus a 5.50% margin, intended to finance the construction of the Vaca Muerta Oil Sur pipeline. The project requires a total estimated investment of US$ 3 billion and includes a loading and unloading terminal equipped with interconnected mooring buoys, a tank farm, and other associated accessory facilities for exporting oil and liquids through carriers. Likewise, VMOS amended the transportation agreements entered into with its shareholders to align its terms with the financing structure.

As security for the obligations assumed in the loan: (i) VMOS has assigned in guarantee to the banks its collection rights under the transportation contracts entered into with the initial shippers (YPF, Vista, Pampa, PAE, Pluspetrol, Chevron, Shell, Tecpetrol and GyP); (ii) each initial shipper entered into a direct agreement with the banks; and (iii) VMOS’s Class A shareholders (including Pampa) have granted a fiduciary assignment of their shares as collateral for the financing, which shall remain in effect until the completion of the project.

Disbursements may be requested by VMOS on a monthly basis until the earlier of the project completion date or July 31, 2027.

Under the terms of the syndicated loan agreement, VMOS has undertaken certain customary affirmative and negative covenants for this type of transaction.

In addition, the revenues generated from VMOS’ export operations will be credited to an offshore bank account structure, which is managed by a bank acting as collateral agent. Furthermore, a local tariff guarantee trust has been established, under which a branch of Citibank, N.A. acting as trustee, will manage both the local revenues received by VMOS and any funds transferred from abroad.

5.2 Oil and gas participations

Assets and liabilities as of September 30, 2025 and December 31, 2024 and the production cost of the Joint Operations and Consortiums in which the Company participates corresponding to the nine-month periods ended September 30, 2025 and 2024 are detailed below:

26

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

	09.30.2025	12.31.2024
Non-current assets	213,933	155,862
Current assets	14,472	13,437
Total assets	228,405	169,299

Non-current liabilities	110,570	53,284
Current liabilities	35,476	26,471
Total liabilities	146,046	79,755

	09.30.2025	09.30.2024
Production cost	88,386	64,589

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Operations and Consortiums.

Extension of the evaluation period for the Parva Negra Este area

Through Provincial Executive Order No. 550/25, issued on May 17, 2025, the Province of Neuquen approved a 2-year extension of the evaluation period for the Parva Negra Este area from April 3, 2025 to April 2, 2027.

Assignment of interests in the El Tordillo, La Tapera and Puesto Quiroga areas

On October 1, 2025, in connection with the El Tordillo, La Tapera and Puesto Quiroga areas, the Company transferred to Crown Point Energía S.A., on a joint basis: (i) a 35.6706% interest in the hydrocarbon exploitation concessions and hydrocarbon transportation concessions, and (ii) the Joint Operation Agreements for hydrocarbon exploration, development and production. The transaction was completed with the collection of US$ 2 million by the Company.

In line with the foregoing, the Company recognized an impairment loss on property, plant and equipment for a total amount of $ 9,375 million (US$ 6.8 million) as of September 30, 2025.

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

27

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

In the preparation of these Consolidated Condensed Interim Financial Statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the fiscal year ended December 31, 2024.

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last fiscal year.

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates mainly in the production of oil and gas and power generation.

Through its own activities, subsidiaries and share holdings in joint ventures and associates, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas, the activities of Pampa Energía S.A. - Sucursal Dedicada Midstream RDA and direct and indirect interest in SESA and PECSA.

Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III, PEPE IV and PEPE VI wind farms.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding, Transportation and Others, principally consisting of our stake in joint businesses CITELEC, CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, the direct and indirect interests in VMOS and OCP, holding activities, and other investment activities.

The Company manages its operating segment based on its individual net result in U.S. dollars.

28

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the nine-month period ended September 30, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Revenue - local market	416	583	190	18	-	1,207	1,457,923
Revenue - foreign market	143	2	139	-	-	284	347,596
Intersegment revenue	99	-	-	-	(99)	-	-
Cost of sales	(461)	(319)	(319)	-	99	(1,000)	(1,214,020)
Gross profit	197	266	10	18	-	491	591,499

Selling expenses	(56)	(3)	(9)	(1)	-	(69)	(83,758)
Administrative expenses	(60)	(31)	(5)	(35)	-	(131)	(157,003)
Exploration expenses	-	-	-	-	-	-	(362)
Other operating income	41	17	19	8	-	85	103,420
Other operating expenses	(16)	(9)	(8)	(29)	-	(62)	(73,410)
Impairment of intangible assets and inventories	(8)	-	-	-	-	(8)	(10,298)
Impairment of financial assets	(5)	-	-	-	-	(5)	(6,067)
Share of profit from associates and joint ventures	2	5	-	94	-	101	133,104
Operating income	95	245	7	55	-	402	497,125

Financial income	-	15	27	-	-	42	47,525
Financial costs	(77)	(36)	-	(38)	-	(151)	(180,417)
Other financial results	(25)	81	4	77	-	137	163,491
Financial results, net	(102)	60	31	39	-	28	30,599
Profit (Loss) before income tax	(7)	305	38	94	-	430	527,724

Income tax	(31)	(180)	(11)	8	-	(214)	(267,280)
Profit (Loss) of the period	(38)	125	27	102	-	216	260,444

Depreciation and amortization	214	87	4	-	-	305	365,949

29

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the nine-month period ended September 30, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	(38)	125	27	102	-	216	260,777
Non-controlling interest	-	-	-	-	-	-	(333)

Consolidated financial position information as of September 30, 2025
Assets	2,379	2,768	190	951	(51)	6,237	8,607,764
Liabilities	1,617	623	67	539	(51)	2,795	3,858,965

Net book values of property, plant and equipment	1,655	1,323	37	38	-	3,053	4,214,246

Additional consolidated information as of September 30, 2025
Increases in property, plant and equipment, intangible assets and right-of-use assets	720	46	14	9	-	789	938,938

30

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the nine-month period ended September 30, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Revenue - local market	429	502	247	29	-	1,207	1,086,342
Revenue - foreign market	84	3	147	-	-	234	208,152
Intersegment revenue	83	-	-	-	(83)	-	-
Cost of sales	(387)	(260)	(361)	(5)	83	(930)	(831,719)
Gross profit	209	245	33	24	-	511	462,775

Selling expenses	(46)	(2)	(9)	-	-	(57)	(51,380)
Administrative expenses	(57)	(39)	(5)	(38)	-	(139)	(124,840)
Exploration expenses	-	-	-	-	-	-	(256)
Other operating income	67	34	11	4	-	116	102,716
Other operating expenses	(22)	(11)	(5)	(34)	-	(72)	(63,966)
Impairment of property, plant and equipment, intangible assets and inventories	(19)	-	-	-	-	(19)	(18,578)
Impairment of financial assets	(10)	(46)	-	-	-	(56)	(48,912)
Share of profit from associates and joint ventures	-	(28)	-	129	-	101	94,331
Profit from sale of companies´ interest	-	-	-	7	-	7	5,765
Operating income	122	153	25	92	-	392	357,655

Financial income	1	3	-	-	-	4	4,095
Financial costs	(71)	(39)	(3)	(24)	-	(137)	(120,932)
Other financial results	(17)	102	4	25	-	114	99,806
Financial results, net	(87)	66	1	1	-	(19)	(17,031)
Profit before income tax	35	219	26	93	-	373	340,624

Income tax	36	109	7	(12)	-	140	111,715
Profit of the period	71	328	33	81	-	513	452,339

Depreciation and amortization	183	71	3	-	-	257	230,240

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the nine-month period ended September 30, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Total profit of the period attributable to:
Owners of the company	71	328	33	81	-	513	452,630
Non-controlling interest	-	-	-	-	-	-	(291)

Consolidated financial position information as of December 31, 2024
Assets	1,918	3,155	173	1,116	(17)	6,345	6,548,872
Liabilities	1,583	857	109	518	(17)	3,050	3,148,578

Net book values of property, plant and equipment	1,183	1,357	28	39	-	2,607	2,690,533

Additional consolidated information as of September 30, 2024
Increases in property, plant and equipment, intangibles assets and right-of-use assets	243	67	4	7	-	321	288,500

32

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	09.30.2025	09.30.2024

Gas sales	464,711	371,174
Oil sales	217,732	83,731
Other sales	9,854	8,586
Oil and gas sales subtotal	692,297	463,491

Energy sales in spot market	219,729	144,501
Energy sales by supply contracts	348,941	233,744
Fuel supply	121,855	69,011
Other sales	8,955	6,103
Generation sales subtotal	699,480	453,359

Products from catalytic reforming sales	220,689	191,472
Styrene sales	53,265	46,934
Synthetic rubber sales	62,399	54,932
Polystyrene sales	55,198	56,094
Other sales	649	1,438
Petrochemicals sales subtotal	392,200	350,870

Technical assistance and administration services sales	21,183	13,854
Other sales	359	12,920
Holding, Transportation and others subtotal	21,542	26,774
Total revenue (1)(2)	1,805,519	1,294,494

(1)	Revenues from CAMMESA represent 33% and 30% of total revenues from sales for the nine-month periods ended September 30, 2025 and 2024, respectively, and correspond mainly to the Oil and gas and Generation segments.

(2)	Including $ 14,160 million and $ 6,556 million in the Oil and gas segment and $ 9,696 million and $ 7,057 million in the Petrochemical segment corresponding to export duties for the nine-month periods ended September 30, 2025 and 2024, respectively.

33

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	09.30.2025	09.30.2024
Inventories at the beginning of the year	230,095	166,023

Plus: Charges of the period
Purchases of inventories, energy and gas	382,972	302,530
Salaries and social security charges	78,005	57,274
Employees benefits	12,625	11,308
Defined benefit plans	3,137	5,776
Works contracts, fees and compensation for services	132,437	83,224
Property, plant and equipment depreciation	339,486	220,084
Intangible assets amortization	3,564	2,548
Right-of-use assets amortization	15,179	1,454
Energy transportation	14,330	7,793
Transportation and freights	40,782	28,080
Consumption of materials	21,572	14,566
Penalties	1,605	702
Maintenance	54,153	26,790
Canons and royalties	105,575	72,247
Environmental control	4,800	3,623
Rental and insurance	20,209	19,089
Surveillance and security	7,598	3,868
Taxes, rates and contributions	2,906	4,001
Other	2,270	904
Total charges of the period	1,243,205	865,861
Exchange differences on translation	93,739	31,235
Less: Inventories at the end of the period	(353,019)	(231,400)
Total cost of sales	1,214,020	831,719

34

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	09.30.2025	09.30.2024
Salaries and social security charges	4,646	3,284
Employees benefits	218	325
Fees and compensation for services	1,841	1,718
Property, plant and equipment depreciation	8	17
Taxes, rates and contributions	17,807	11,260
Transportation and freights	58,048	34,178
Other	1,190	598
Total selling expenses	83,758	51,380

10.2 Administrative expenses

	09.30.2025	09.30.2024
Salaries and social security charges	57,098	39,983
Employees benefits	6,689	6,487
Defined benefit plans	7,121	13,393
Fees and compensation for services	48,353	22,342
Compensation agreements	1,039	18,344
Directors' and Syndics' fees	5,672	3,930
Property, plant and equipment depreciation	7,712	6,115
Right-of-use assets amortization	-	18
Consumption of materials	436	282
Maintenance	2,813	2,249
Transport and per diem	1,496	1,541
Rental and insurance	623	989
Surveillance and security	1,193	890
Taxes, rates and contributions	10,389	5,811
Communications	735	556
Other	5,634	1,910
Total administrative expenses	157,003	124,840

10.3 Exploration expenses

	09.30.2025	09.30.2024
Geological and geophysical expenses	362	256
Total exploration expenses	362	256

35

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	09.30.2025	09.30.2024
Other operating income
Insurance recovery	17,442	5,600
Results for intangibles assets sale	4,973	-
Results for other assets sale	1,247	-
Services provided to third parties	32	32
Results for property, plant and equipment sale	118	128
Recovery of provision for contingencies	18,692	54
Tax charges recovery	31	30
Dividends received	4	-
Commercial interests	14,055	40,739
GasAr Plan	40,750	38,812
Export Increase Program	2,023	13,012
Other	4,053	4,309
Total other operating income	103,420	102,716

Other operating expenses
Provision for contingencies	(20,487)	(27,636)
Provision for environmental remediation	(6,981)	(1,688)
Results for property, plant and equipment sale and derecognition	(66)	(54)
Results for other assets sale and derecognition	(34)	-
Tax on bank transactions	(21,817)	(12,866)
PAIS import tax	(374)	(1,844)
Donations and contributions	(1,921)	(1,642)
Institutional promotion	(1,038)	(860)
Costs of concessions agreements completion	(930)	(4,693)
Royalties GasAr Plan	(5,565)	(5,442)
Incident costs	(5,436)	-
Other	(8,761)	(7,241)
Total other operating expenses	(73,410)	(63,966)

36

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 Financial results

	09.30.2025	09.30.2024
Financial income
Financial interests	46,904	2,753
Other interests	621	1,342
Total financial income	47,525	4,095

Financial costs
Financial interests (1)	(125,203)	(91,255)
Commercial interests	(25)	(503)
Fiscal interests	(49,012)	(20,451)
Other interests	(306)	(6,010)
Bank and other financial expenses	(5,871)	(2,713)
Total financial costs	(180,417)	(120,932)

Other financial results
Foreign currency exchange difference, net	34,757	(9,113)
Changes in the fair value of financial instruments	128,438	122,835
Result from present value measurement	(1,953)	(5,899)
Result from repurchase of CB	2,370	(8,301)
Other financial results	(121)	284
Total other financial results	163,491	99,806

Total financial results, net	30,599	(17,031)

(1)	Net of $ 4,104 million and $ 6,481 million borrowing costs capitalized in property, plant and equipment corresponding to the nine-month periods ended September 30, 2025 and 2024, respectively.

37

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	09.30.2025	09.30.2024
Current tax	70,767	193,601
Deferred tax	195,766	(305,195)
Difference between previous fiscal year income tax provision and the income tax statement	747	(121)
Total income tax - Loss (Profit)	267,280	(111,715)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	09.30.2025	09.30.2024
Profit before income tax	527,724	340,624
Current income tax rate	35%	35%
Income tax at the statutory tax rate	184,703	119,218
Share of profit from companies	(46,587)	(33,016)
Non-taxable results	(1,792)	(2,591)
Effects of exchange differences and other results associated with the valuation of the currency, net	289,395	92,460
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(280,048)	(570,962)
Difference between previous fiscal year income tax provision and deferred tax and the income tax statement	709	15,791
Effect for tax inflation adjustment	105,531	266,070
Reversal of loss carryforwards provision	647	(344)
Non-deductible cost	9,967	1,713
Other	4,755	(54)
Total income tax - Loss (Profit)	267,280	(111,715)

38

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1 Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Increases for incorporation	Transfers	Decreases	Assets classified as held for sale	Impairment	Traslation effect
									At the end

Lands	13,585	-	-	-	(1)	-	-	4,581	18,165
Buildings	210,542	-	-	817	-	-	-	71,201	282,560
Vehicles	10,085	1,003	-	-	(119)	-	-	3,476	14,445
Furniture and fixtures, tools and software and communication equipment	45,845	3,451	-	10,939	(960)	-	-	18,185	77,460
Thermal generation plants	1,126,149	206	-	51,900	-	-	-	390,976	1,569,231
Renewable generation plants	707,740	4	-	27,707	-	-	-	242,187	977,638
Petrochemical plants	43,032	6,429	-	5,108	-	-	-	16,905	71,474
Mining property, wells and drilling equipment	2,024,516	-	-	511,247	-	-	(7,014)	731,789	3,260,538
Drilling and work in progress	343,240	876,135	-	(607,718)	-	-	(5,440)	184,488	790,705
Other goods	535	-	-	-	-	-	-	182	717
Total at 09.30.2025	4,525,269	887,228	-	-	(1,080)	-	(12,454)	1,663,970	7,062,933
Total at 09.30.2024	3,367,175	285,167	2,512	-	(30,398)	(32,219)	(80,697)	697,260	4,208,800

(1)	Includes $ 4,104 million and $ 6,481 million of borrowing costs capitalized for the nine-month periods ended September 30, 2025 and 2024, respectively.

39

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation							Net book values
Type of good	At the beginning	Decreases	For the period	Assets classified as held for sale	Impairment			At the end	At 12.31.2024
						Traslation effect	At the end

Lands	-	-	-	-	-	-	-	18,165	13,585
Buildings	(97,979)	-	(6,634)	-	-	(34,158)	(138,771)	143,789	112,563
Vehicles	(6,676)	54	(1,389)	-	-	(2,416)	(10,427)	4,018	3,409
Furniture and fixtures, tools and software and communication equipment	(38,183)	960	(5,357)	-	-	(13,375)	(55,955)	21,505	7,662
Thermal generation plants	(561,921)	-	(59,255)	-	-	(200,430)	(821,606)	747,625	564,228
Renewable generation plants	(80,357)	-	(30,863)	-	-	(30,870)	(142,090)	835,548	627,383
Petrochemical plants	(24,564)	-	(4,429)	-	-	(8,982)	(37,975)	33,499	18,468
Mining property, wells and drilling equipment	(1,024,543)	-	(239,272)	-	3,079	(380,431)	(1,641,167)	1,619,371	999,973
Drilling and work in progress	-	-	-	-	-	-	-	790,705	343,240
Other goods	(513)	-	(7)	-	-	(176)	(696)	21	22
Total at 09.30.2025	(1,834,736)	1,014	(347,206)	-	3,079	(670,838)	(2,848,687)	4,214,246
Total at 09.30.2024	(1,310,201)	25,970	(226,216)	19,401	62,161	(280,479)	(1,709,364)	2,499,436
Total at 12.31.2024									2,690,533

40

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increases	Decreases	Impairment	Traslation effect
						At the end

Concession agreements	2,587	-	-	-	105	2,692
Goodwill	35,715	-	-	-	12,044	47,759
Intangible identified in acquisitions of companies	71,786	-	-	(306)	24,120	95,600
Digital assets	3,424	2,309	(5,457)	(33)	359	602
Total at 09.30.2025	113,512	2,309	(5,457)	(339)	36,628	146,653
Total at 09.30.2024	86,054	3,281	-	(9)	17,366	106,692

	Amortization
Type of good	At the beginning	For the period	Traslation effect
				At the end

Concession agreements	(2,587)	-	(105)	(2,692)
Intangible identified in acquisitions of companies	(11,755)	(3,564)	(4,572)	(19,891)
Total at 09.30.2025	(14,342)	(3,564)	(4,677)	(22,583)
Total at 09.30.2024	(8,156)	(2,548)	(1,874)	(12,578)

	Net book values
Type of good	At the end	At 12.31.2024

Goodwill	47,759	35,715
Intangible identified in acquisitions of companies	75,709	60,031
Digital assets	602	3,424
Total at 09.30.2025	124,070
Total at 09.30.2024	94,114
Total at 12.31.2024		99,170

41

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	09.30.2025	12.31.2024
Tax loss carryforwards	6	9,002
Property, plant and equipment	49,037	216,922
Inventories	49	-
Financial assets at fair value through profit and loss	-	63
Trade and other receivables	2,034	488
Provisions	73,539	50,448
Tax payables	156	1,506
Salaries and social security payable	-	1,157
Defined benefit plans	14,488	10,753
Trade and other payables	32,795	883
Other	-	1,355
Deferred tax asset	172,104	292,577
Property, plant and equipment	-	(30,532)
Intangible assets	(43,421)	(33,477)
Investments in companies	(14,142)	(9,253)
Inventories	(55,184)	(37,074)
Financial assets at fair value through profit and loss	(43,903)	(4,140)
Trade and other receivables	(18,561)	(6,142)
Borrowings	(3,202)	-
Tax payables	-	(319)
Derivative financial instruments	(10,588)	-
Tax inflation adjustment	(14,934)	(59,668)
Right of use assets	(29,716)	-
Other	(2,154)	(501)
Deferred tax liability	(235,805)	(181,106)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority. Therefore, they are disclosed in the Consolidated Condensed Interim Statement of Financial Position:

	09.30.2025	12.31.2024
Deferred tax asset, net	28,543	161,694
Deferred tax liability, net	(92,244)	(50,223)

42

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	09.30.2025	12.31.2024
Current
Materials and spare parts	227,647	165,059
Advances to suppliers	32,893	6,558
In process and finished products	92,479	58,478
Total (1)	353,019	230,095

(1)	It includes impairment loss for $ 584 million (US$ 0.55 million), $ 33 million (US$ 0.05 million) and $ 22 million (US$ 0.04 million) for the nine-month periods ended September 30, 2025 and 2024 and for the year ended December 31, 2024, respectively.

11.5 Provisions

	09.30.2025	12.31.2024
Non-current
Contingencies	81,684	98,546
Asset retirement obligation and wind turbines decommisioning	36,663	25,459
Environmental remediation	29,189	17,431
Total non-current	147,536	141,436

Current
Asset retirement obligation and wind turbines decommisioning	3,507	4,891
Environmental remediation	971	1,034
Other provisions	5,827	4,800
Total current	10,305	10,725

43

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	09.30.2025
	Contingencies	Asset retirement obligation and wind turbines decommisioning	Environmental remediation

At the beginning of the year	98,546	30,350	18,465
Increases	19,644	2,533	6,150
Decreases	(1,950)	(1,126)	(64)
Exchange differences on translation	14,638	9,973	6,550
Reversal of unused amounts	(49,194)	(1,560)	(941)
At the end of the period	81,684	40,170	30,160

	09.30.2024
	Contingencies	Asset retirement obligation and wind turbines decommisioning	Environmental remediation

At the beginning of the year	88,042	22,238	13,275
Increases	33,013	2,421	1,541
Increase for incorporation	-	8,378	-
Decreases	(5)	-	(175)
Exchange differences on translation	18,702	4,809	2,628
Liabilities associated to assets classified as held for sale	-	(1,242)	-
Reversal of unused amounts	(54)	(4,970)	(841)
At the end of the period	139,698	31,634	16,428

Provision for legal proceedings

In the ongoing files before the National Tax Court regarding gasoline exports, where the tax entity challenges the tariff heading assigned by Petrobras Argentina S.A. during the years 2008-2014, nine additional favorable rulings were passed during the period. Out of the total fourteen rulings in favor of the Company, thirteen were sustained by the Tax Authority, therefore becoming final and conclusive. In the remaining case, the term for the Tax Authority to submit an appeal is still pending. Attending to the above-mentioned detailed progress, the Company believes that there are grounds to consider that the associated provision is not probable and, consequently, has recorded, during the period a $ 47,351 million (US$ 44 million) recovery, including accrued interest.

In the appeal for partial annulment filed by the Company against the Final Award issued in the international arbitration proceeding initiated by POSA, the latter answered the service of notice, and on July 15, 2025, and on August 27, 2025 hearings were held before the National Chamber of Appeals in Commercial Matters.

44

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	09.30.2025	12.31.2024
Non-current
Income tax	431,168	71,462
Minimum notional income tax	5,901	5,822
Total non-current	437,069	77,284

Current
Income tax, net of witholdings and advances	21,058	265,008
Total current	21,058	265,008

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 Financial assets at amortized cost

	09.30.2025	12.31.2024

Current
Term deposit	-	82,628
Total current	-	82,628

Due to the short-term nature of investments at amortized cost, their book value is not considered to differ from their fair value.

45

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.2 Financial assets at fair value through profit and loss

	09.30.2025	12.31.2024
Non-current
Shares	43,694	28,127
Total non-current	43,694	28,127

Current
Government securities	525,758	714,315
Corporate bonds	67,202	113,947
Shares	54,387	37,671
Mutual funds	1,005	11,690
Total current	648,352	877,623

12.3 Trade and other receivables

	Note	09.30.2025	12.31.2024
Non-current
Receivables		-	70
Trade receivables		-	70

Non-current
Related parties	16	-	3,889
Advances to suppliers		58,643	44,265
Tax credits		7	8,647
Prepaid expenses		27	4,873
Receivables for sale of associates		-	662
Receivables for sale of assets		6,210	9,288
Contractual indemnity receivable		1,123	2,099
Expenses to be recovered		-	2,980
Guarantee deposits		2	3
Other		51	22
Other receivables		66,063	76,728
Total non-current		66,063	76,798

46

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	09.30.2025	12.31.2024
Current
Receivables		412,451	177,557
CAMMESA		152,451	110,062
Related parties	16	13,971	10,855
Impairment of financial assets		(6,819)	(833)
Trade receivables, net		572,054	297,641

Current
Related parties	16	8,779	11,216
Tax credits		57,557	8,141
Receivables for complementary activities		-	8,934
Advances to suppliers		3	108
Prepaid expenses		10,971	3,087
Guarantee deposits (1)		360,337	134,111
Expenses to be recovered		5,784	8,544
Insurance to be recovered		1,487	1,279
Receivables for sale of associates		916	794
Receivables for sale of assets		10,350	5,160
GasAr Plan		39,199	6,778
Advances to employees		796	176
Contractual indemnity receivable		2,682	1,679
Receivable for maintenance contract		1,406	1,386
Impairment of other receivables		(21)	(14)
Other		10,386	14,509
Other receivables, net		510,632	205,888

Total current		1,082,686	503,529

(1)	Includes guarantee deposits on derivative financial instruments amounting for $ 242,693 million and $ 46,252 million as of September 30, 2025, and December 31, 2024, respectively.

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

47

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the impairment of financial assets are as follows:

	09.30.2025	09.30.2024
At the beginning of the year	833	1,203
Impairment	6,398	47,987
Write off for utilization	-	(48,277)
Reversal of unused amounts	(425)	-
Exchange differences on translation	13	57
At the end of the period	6,819	970

The movements in the impairment of other receivables are as follows:

	09.30.2025	09.30.2024
At the beginning of the year	14	12
Impairment	17	2
Reversal of unused amounts	(11)	(2)
Exchange differences on translation	1	1
At the end of the period	21	13

12.4 Cash and cash equivalents

	09.30.2025	12.31.2024
Cash	276	1,269
Banks	189,733	75,361
Term deposit	15	47,051
Mutual funds	377,702	637,550
Total	567,726	761,231

48

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5 Borrowings

	09.30.2025	12.31.2024
Non-current
Financial borrowings	62,100	32,680
Corporate bonds	1,970,648	1,384,237
Total non-current	2,032,748	1,416,917

Current
Bank overdrafts	178	-
Financial borrowings	125,260	125,648
Corporate bonds	263,713	602,448
Total current	389,151	728,096
Total	2,421,899	2,145,013

As of September 30, 2025, and December 31, 2024 the fair value of the Company’s CB amount approximately to $ $ 2,216,472 million and $ 1,973,130 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period or year (fair value Level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company is in compliance with the covenants provided for in its indebtedness´ contracts.

49

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.1 Borrowings´ evolution:

The evolution of the consolidated borrowings for the nine-month periods ended September 30, 2025 and 2024 is disclosed below:

	09.30.2025	09.30.2024
Borrowings at the beginning of the year	2,145,013	1,170,539
Proceeds from borrowings	665,797	653,462
Payment of borrowings	(153,301)	(108,478)
Accrued interest	125,203	91,255
Payment of interests	(141,214)	(104,058)
Repurchase and redemption of CB	(806,076)	(285,489)
Result from repurchase of CB	(2,370)	8,301
Foreign currency exchange difference	(1,466)	(9,742)
Borrowing costs capitalized in property, plant and equipment	4,104	6,481
Exchange differences on translation	586,209	252,004
Borrowings at the end of the period	2,421,899	1,674,275

12.5.2 CB Issuance Program and frequent issuer prospectus

On April 7, 2025, the Company’s Ordinary and Extraordinary General Shareholders’ Meeting resolved to approve the increase in the amount of the CB Issuance Program to US$ 2.1 billion or its equivalent in other currencies or units of value. The increase was approved by the CNV on May 27, 2025.

The Company is registered as a frequent issuer, a status that was ratified by CNV’s Issuers’ Management Office Provision No. I-2025-32-APN-GE#CNV dated March 11, 2025. Under this Provision, the CNV also approved (i) the increase in the frequent issuer prospectus amount to US$ 1.3 billion or its equivalent in other currencies or units of value; and (ii) the amendment of the prospectus’ terms and conditions to include the possibility of issuing thematic (social, green and sustainable) marketable securities, all of which was in turn approved by the Company’s Board of Directors at its meeting held on March 5, 2025.

50

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.3 CB

On January 24, 2025, Pampa redeemed all Class 1 CB for a total amount of US$ 353 million, at a redemption price equal to 100% of the outstanding principal amount plus interest accrued and unpaid as of the redemption date, under the terms of the Class 1 CB’s trust agreement.

On February 28, 2025, the Company paid its Class 19 CB upon maturity for a total of $ 17,131 million.

In addition, on May 8, 2025, the Company redeemed all Class 18 Notes for a total amount of US$ 72.1 million at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest up to the redemption date.

On May 28, 2025, the Company reopened international Class 23 CB for a face value of US$ 340 million at a 7.875% fixed annual interest rate and an 8% yield, maturing in December 2034. As a result, the total outstanding face value amounts to US$ 700 million.

The net proceeds were used on June 23, 2025 to early redeem all Class 3 CB for US$ 300 million in principal, plus the redemption premium and the applicable accrued interest. Class 3 CB accrued a 9.125% fixed annual interest rate and matured on April 15, 2029.

On August 6, 2025, the Company issued Class 25 CB for a face value of US$ 104.6 million, at a 7.25% fixed annual interest rate and maturing August 6, 2028.

12.5.4 Bank borrowings and other financings

During the nine-month period ended September 30, 2025, the Company (i) repaid net bank debt for US$ 44.3 million (repayments totaling US$ 89.4 million, net of borrowings for US$ 45.1 million); (ii) settled import financing for US$ 2.9 million; and (iii) took out net pre-export financing for US$ 49.7 million (borrowings totaling US$ 70.0 million net of repayments for US$ 20.3 million). Post-closing, the Company canceled pre-export financing for US$ 46.5 million.

51

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.6 Trade and other payables

	Note	09.30.2025	12.31.2024
Non-current
Customer guarantees		33	25
Trade payables		33	25

Compensation agreements		77,615	73,702
Leases liability		24,792	11,653
Contractual penalty debt		1,123	2,099
Other		513	513
Other payables		104,043	87,967
Total non-current		104,076	87,992

Current
Suppliers		333,429	212,610
Customer advances		21,164	14,346
Related parties	16	68,060	13,599
Trade payables		422,653	240,555

Compensation agreements		20,940	12,390
Leases liability		31,930	3,754
Contractual penalty debt		2,245	1,679
Various creditors		8,038	3,123
Other payables		63,153	20,946

Total current		485,806	261,501

Due to the short-term nature of trade and other payables, its book value is not considered to differ from its fair value. For most other non-current liabilities, fair values do not significantly differ from book values.

52

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7 Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2025 and December 31, 2024:

As of September 30, 2025	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	525,758	-	-	525,758
Corporate bonds	67,202	-	-	67,202
Mutual funds	1,005	-	-	1,005
Shares	54,387	-	43,694	98,081
Cash and cash equivalents
Mutual funds	377,702	-	-	377,702
Derivative financial instruments	-	41,177	-	41,177
Other receivables
Guarantee deposits	227,515	-	-	227,515
Total assets	1,253,569	41,177	43,694	1,338,440

Liabilities
Derivative financial instruments	-	195	-	195
Total liabilities	-	195	-	195

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	714,315	-	-	714,315
Corporate bonds	113,947	-	-	113,947
Mutual funds	11,690	-	-	11,690
Shares	37,671	-	28,127	65,798
Cash and cash equivalents
Mutual funds	637,550	-	-	637,550
Derivative financial instruments	-	979	-	979
Other receivables
Guarantee deposits	196	-	-	196
Total assets	1,515,369	979	28,127	1,544,475

Liabilities
Derivative financial instruments	-	2	-	2
Total liabilities	-	2	-	2

53

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.
-	Shares: it was mainly determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the direct equity interest of 2.84% and 3.19%, and the additional equity interest of 2.18% and 2.46% through HIDISA and HINISA, in TJSM and TMB, respectively, in line with TMB’s and TJSM’s share transfer from the Federal Government to ENARSA within the Government’s restructuring of assets in the energy sector process and a 17.5% discount rate as of September, 30 2025. The projections used were prepared based on estimates regarding the future behavior of certain sensitive variables, including: (i) the dividend distribution policy; (ii) reference prices for energy traded on the spot market, considering the rules for WEM normalization; (iii) own fuel management; (iv) projections of plant availability and dispatch; (v) evolution of costs and structural expenses; and (vi) macroeconomic variables such as inflation rates and exchange rates, among others. The Company recognized results arising from changes in the fair value of financial instruments classified as Level 3 under the “Other financial results” line item in the Statement of Comprehensive Income. Actual values obtained may vary significantly from those projected, mainly due to: i) the timing and magnitude of dividend distributions; ii) the timing and magnitude of energy price increases; and/or iii) the evolution of costs.

12.8 Hedge accounting

During 2025, the Company entered into forward crude oil sale contracts, without physical delivery, and designated a portion of these derivative financial instruments as cash flow hedges.

The Company applies cash flow hedge accounting to certain transactions to manage the international reference price risk associated with a specific volume of forecasted crude oil sales for the May 2025-October 2026 period, thereby ensuring stable cash flows.

As of September 30, 2025, the fair value of forward crude oil sale contracts designated as hedges amounts to a $ 23,857 million (US$ 21 million) asset, recognized in other comprehensive income as the hedge is effective; this amount is expected to be fully reclassified to profit or loss during the October 2025-October 2026 period, as the hedged crude oil sales are recognized in earnings.

The amount reclassified from other comprehensive income to revenue, from designated hedges, generated a $ 3,791 million (US$ 3 million) gain during the May - September 2025 period.

The contracts are entered into in markets or with financial institutions with high credit ratings; therefore, the Company considers that there are no significant credit risks to its operations as a result of its derivative activities.

54

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 13: EQUITY COMPONENTS

13.1 Share Capital

As of September 30, 2025, the capital stock amounts to $ 1,364 million, including $ 4 million of treasury shares.

To comply with the provisions established by the CNV, the breakdown of the translation differences originated in the share capital and capital adjustment accounts is detailed below:

	09.30.2025
	Share capital	Share capital adjustment
At the beginning of the year	35,932	187,995
Variation of the period	12,575	65,797
At the end of the period	48,507	253,792

	12.31.2024
	Share capital	Share capital adjustment
At the beginning of the year	27,854	145,729
Variation of the year	8,078	42,266
At the end of the year	35,932	187,995

13.2 Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing operations. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, and where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of September 30, 2025 and 2024, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	09.30.2025	09.30.2024
Earning attributable to equity holders of the Company	260,777	452,630
Weighted average amount of outstanding shares	1,360	1,360
Basic and diluted earnings per share	191.75	332.82

13.3 Distribution of profits

Dividends distributed to individuals, undivided estates or foreign beneficiaries derived from profits generated during fiscal years beginning on or after January 1, 2018 are subject to a 7% withholding tax. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

The Company may pay and distribute dividends and any other type of profits to its shareholders, except if: (i) there is an event of breach; or (ii) the Company is not in a position to incur debt under the indentures governing the Class 9, Class 21, Class 23 and Additional Class 23 CB. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company has complied with all commitments set forth in the indentures governing the above-mentioned CB.

13.4 Share repurchase program

The share repurchase program approved by the Company’s Board of Directors on September 8, 2025 for up to US$ 100 million and an initial term of 120 calendar days remains in effect as of September 30, 2025. The shares may be acquired at a maximum price of US$ 60 per ADR and $ 3,480 per common share.

The validity of the repurchase program is subject to the condition that the ADR and share prices remain at or below the limits established in the preceding paragraph; therefore, the program will be automatically suspended on the business day following the date on which such prices are exceeded.

During the nine-month period ended September 30, 2025, the Company directly and indirectly acquired 35 thousand shares for $ 122 million and 271 thousand ADRs for US$ 15.7 million, respectively. Subsequent to September 30, 2025, the Company indirectly acquired 524 thousand ADRs for US$ 31 million.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 Adjustments to reconcile net profit to cash flows from operating activities

	Note	09.30.2025	09.30.2024
Income tax	10.6	267,280	(111,715)
Accrued interest		120,964	75,846
Depreciations and amortizations	9, 10.1 and 10.2	365,949	230,240
Share of profit from associates and joint ventures	5.1.2	(133,104)	(94,331)
Profit from sale of companies´ interest		-	(5,765)
Results for property, plant and equipment sale and derecognition	10.4	(52)	(74)
Results for other assets sale and derecognition	10.4	(1,213)	-
Results for intangible assets sales	10.4	(4,973)	-
Impairment of property, plant and equipment, intangible assets and inventories		10,298	18,578
Impairment of financial assets		6,067	48,912
Result from present value measurement	10.5	1,953	5,899
Changes in the fair value of financial instruments		(107,737)	(110,797)
Exchange differences, net		(53,297)	827
Result from repurchase of CB	10.5	(2,370)	8,301
Costs of concessions agreements completion	10.4	930	4,693
Provision for contingecies, net	10.4	1,795	27,582
Provision for environmental remediation	10.4	6,981	1,688
Accrual of defined benefit plans	9 and 10.2	10,258	19,169
Compensation agreements	10.2	1,039	18,344
Earned dividends	10.4	(4)	-
Other		45	(581)
Adjustments to reconcile net profit to cash flows from operating activities		490,809	136,816

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2 Changes in operating assets and liabilities

	09.30.2025	09.30.2024
Increase in trade receivables and other receivables	(242,578)	(433,354)
Increase in inventories	(29,721)	(29,470)
Increase in trade and other payables	94,480	68,536
Increase in salaries and social security payables	2,628	13,474
Defined benefit plans payments	(2,210)	(1,689)
Increase in tax liabilities	19,346	28,782
Decrease in provisions	(9,059)	(2,298)
Collection for derivative financial instruments, net	10,250	143
Changes in operating assets and liabilities	(156,864)	(355,876)

14.3 Significant non-cash transactions

	09.30.2025	09.30.2024

Acquisition of property, plant and equipment through an increase in trade payables	(124,692)	(40,499)
Borrowing costs capitalized in property, plant and equipment	(4,104)	(6,481)
Increase in other receivables through a decrease in financial assets at fair value through profit or loss	(217,046)	-
Collection of dividends from joint ventures through financial assets	53,026	-
Payment of borrowings through financial assets at amortized cost transfer	(10,330)	-
Increase in intangible assets through the reduction of other receivables	(2,356)	(3,091)
Increase in right-of-use assets through an increase in other liabilities	(48,311)	-
Decrease in financial assets at fair value through profit or loss through a decrease in income tax liability	(4,030)	-
Compensation trade receivables through an increase in financial assets at fair value through profit and loss	-	(47,000)
Compensation of assets and liabilities associated with assets classified as available for sale through property, plant and equipment, inventories and provisions, net	-	(12,115)
Decrease in asset retirement obligation through property, plant and equipment	-	(4,387)

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

During the nine-month period ended September 30, 2025, the following changes were identified in relation to the contingent liabilities and assets reported in the Consolidated Financial Statements as of December 31, 2024:

15.1 Labor Claim - Compensation Fund

In one of the claims filed on considering that the index (CPI) used to adjust the plan’s benefits is ineffective to keep their “constant value”, the ruling in favor of the Company was upheld.

15.2 Civil and commercial claims

In the proceeding brought by the “Consumidores Financieros Asociación Civil Para Su Defensa” Association for the loss of market value of Petrobras Brasil’s share price as a result of the “Lava Jato operation” and the so-called “Petrolao”, the CSJN issued a ruling dismissing the appeal filed by the plaintiff. Therefore, this case has been closed with a favorable outcome for the Company.

The Company filed a claim against ENARSA for breach of the agreements entered into under the GasAr Plan framework seeking payment of certain gas supply invoices due as of February 2025 in the amount of $ 22,534 million, plus interest. The case is currently at its initial stage.

15.3 Administrative claims

In the complaints filed by CTLL (currently Pampa) against the Federal Government for failure to renew and recognize costs associated with gas supply contracts, on June 13, 2025 a ruling was issued in favor of the Company, awarding it $ 62.8 million and $ 862.9 million for the January 2016 - March 2016 and April 2016 - October 2018 periods, respectively, plus interests. The ruling was appealed by the Federal Government, which submitted its grounds of appeal, subsequently answered by the Company. As of the issuance of these Consolidated Condensed Interim Financial Statements, the ruling by the Federal Court of Appeals in Administrative Litigation matters is still pending.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of September 30, 2025	Trade receivables	Other receivables	Trade payables
	Current	Current	Current
Associates and joint ventures
CTB	225	14	-
TGS	13,616	8,428	22,932
Transener	45	184	18
Other related parties
SACDE	85	153	45,110
	13,971	8,779	68,060

As of December 31, 2024	Trade receivables	Other receivables		Trade payables
	Current	Non current	Current	Current
Associates and joint ventures
CTB	168	-	-	-
TGS	10,539	3,889	7,651	11,205
Transener	63	-	148	62
Other related parties
SACDE	85	-	3,417	2,332
	10,855	3,889	11,216	13,599

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the nine-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees and compensation for services (3)			Other operating income (expenses), net (4)
	2025	2024	2025	2024	2025		2024	2025		2024
Associates and joint ventures
CTB	1,420	1,071	-	-	-		-	-		-
TGS	48,927	30,921	(86,706)	(48,834)	-		-	-		-
Transener	-	-	(458)	(66)	-		-	493		284

Other related parties
Fundación	-	-	-	-	-		-	(1,682)	-	(1,198)
SACDE	-	-	(224,411)	(80,503)	(3,311)		(125)	421		220
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(290)	-	(56)	-		-
Other	-	-	(38)	(1)	-	-	-	-		-
	50,347	31,992	(311,613)	(129,404)	(3,601)		(181)	(768)		(694)

(1)	Correspond mainly to advisory services provided in relation with technical assistance and sales of gas.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for $ 87,229 million and $ 48,901 million and infrastructure works contracted to SACDE charged in property, plant and equipment for $ 224,384 million and $ 80,503 million, of which $ 57,553 million and $ 16,095 million, correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the nine-month periods ended September 30, 2025 and 2024, respectively.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations expenses and operating leases income.

Operations for the nine-month period	Loans granted, net		Financial income (1)		Financial expenses (2)		Dividends collection		Dividends distributed
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Associates and joint ventures
CIESA	-	-	-	-	-	-	53,026	-	-	-
Citelec	-	-	-	-	-	-	35,261	-	-	-
CTB	(13)	-	-	-	-	-	-	-	-	-
OCP	-	-	-	-	-	-	-	6,955	-	-
TGS	-	-	621	820	-	-	-	-	-	-
Transener	-	-	-	8	-	-	-	-	-	-

Other related parties
Other	-	-	-	-	-	(4)	4	-	-	(37)
	(13)	-	621	828	-	(4)	88,291	6,955	-	(37)

(1)	Correspond mainly to accrued interest on loans granted.
(2)	Correspond to interest and commissions on loans received.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS (1)

	Type	Amount in currencies other than pesos	Exchange rate (2)	Total 09.30.2025	Total 12.31.2024

ASSETS

NON-CURRENT ASSETS
Financial assets at fair value through profit and loss	US$	-	-	-	2,145
Other receivables	US$	47.82	1,380.00	65,991	63,193
Total non-current assets				65,991	65,338

CURRENT ASSETS
Financial assets at fair value through profit and loss	US$	367.01	1,380.00	506,475	781,575
Financial assets at amortized cost	US$	-	-	-	82,628
Derivative financial instruments	US$	29.83	1,380.00	41,167	968
Trade and other receivables	US$	435.32	1,380.00	600,738	217,113
	CLP	6,144.17	1.43	8,810	2,572
	U$	1.14	34.63	40	5
Cash and cash equivalents	US$	338.25	1,380.00	466,784	704,730
	CLP	21.07	1.43	30	4
	EUR	0.01	1,622.60	12	1
	BOB	0.003	199.28	1	-
Total current assets				1,624,057	1,789,596
Total assets				1,690,048	1,854,934

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	85.74	1,380.00	118,323	118,979
Borrowings	US$	1,473.01	1,380.00	2,032,748	1,416,917
Other payables	US$	75.05	1,380.00	103,562	87,479
Total non-current liabilities				2,254,633	1,623,375

CURRENT LIABILITIES
Provisions	US$	3.21	1,380.00	4,423	5,926
Tax liabilities	US$	0.10	1,380.00	134	2
	CLP	736.47	1.43	1,056	-
Salaries and social security payable	US$	0.01	1,380.00	18	199
	CLP	2.31	1.43	3	1
Derivative financial instruments	US$	0.14	1,380.00	193	-
Borrowings	US$	281.86	1,380.00	388,973	710,502
Trade and other payables	US$	321.62	1,380.00	443,829	174,544
	EUR	3.35	1,622.60	5,443	2,263
	CLP	12.71	1.43	18	639
	SEK	16.98	146.86	2,493	423
	BOB	0.03	199.28	7	-
	U$	0.21	34.63	7	4
Total current liabilities				846,597	894,503
Total liabilities				3,101,230	2,517,878
Net Position Liability				(1,411,182)	(662,944)

(1)	Information presented to comply with CNV Rules.
(2)	Exchange rate in force on September 30, 2025 according to the BNA for U.S. dollars (US$), euros (EUR), chilean pesos (CLP), swedish crowns (SEK), bolivian pesos (BOB) and uruguayan pesos (U$).

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 18: INVESTMENT COMMITMENTS

Rincón de Aranda Development – RDA Midstream Project

On July 1, 2025, Pampa Energía —through its “Pampa Energía_ S.A. - Sucursal Dedicada Midstream RDA” Dedicated Branch, established on May 12, 2025 by the Company’s Board of Directors, submitted its application to opt into the RIGI to develop an oil and gas treatment plant at its Rincón de Aranda field. The project contemplates an estimated US$ 426 million investment, and its entry into operation is scheduled for 2026. Starting in 2027, the Company expects to export crude oil, in line with the strategy to develop Vaca Muerta and strengthen export capacity.

FLNG Project

On May 2, 2025, all conditions precedent to move forward with the FLNG Project were satisfied, including, but not limited to: (i) the final investment decision regarding the “Hilli Episeyo” vessel (“Hilli”); (ii) the submission of the RIGI opt-in application; and (iii) the granting of the LNG Free Export Authorization certificate.

In addition to Hilli, a second vessel, “MKII”, was added to the project. Both will have a processing and export capacity of approximately 6 million tons of LNG per year, equivalent to 27 million m3/d of natural gas, which will position Argentina in the global LNG market and represent an investment of approximately US$ 7 billion over the 20 years of operation across the entire value chain.

Hilli and MKII operations are expected to start at the end of 2027 and 2028, respectively.

The consortium is made up of 20% Pampa, 30% Pan American Energy S.L. (“PAE”), 25% YPF S.A., through its subsidiary Sur Inversiones Energéticas S.A.U. (“SUR”), 15% Wintershall DEA Argentina S.A. (“Wintershall”) and 10% Golar FLNG Sub-Holding Company Limited (“Golar Subholding”), all of which are SESA shareholders.

To supply natural gas to the vessels, SESA entered into 20-year natural gas supply contracts with Pampa, PAE, SUR and Wintershall regarding their participation in SESA. In this respect, for both vessels to operate year-round, SESA contemplates the construction of a dedicated gas pipeline between the province of Neuquén and the Gulf of San Matías in Río Negro.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 19: INCIDENT AT HINISA

Regarding the severe storm that struck the Province of Mendoza on January 11, 2025 and caused significant damage to the Nihuil II and Nihuil III Power Plants, forcing them out of service, HINISA completed cleaning and remediation activities at the plants on October 2, 2025, and continues to make progress with the repair of perimeter fences and building enclosures. Additionally, the Company has completed sorting the materials and tools recovered from the incident, and their final disposition with the insurance company will take place during the month of November. Furthermore, HINISA awarded the company Hidronor Ingeniería y Servicios S.A. (“HISSA”) the process of identifying and assessing the affected equipment. This work has been fully completed, and HISSA has delivered the final report.

Similarly, the insurance companies hired the company Restore Mitigation Services to conduct a damage assessment. This work was carried out in September 2025, and as of the date of issuance of these Consolidated Condensed Interim Financial Statements, the report is currently being prepared.

During the nine-month period ended September 30, 2025, HINISA recorded $ 5,436 million losses corresponding to incident-related costs.

In addition, HINISA continued proceedings with the adjusters appointed by the insurance companies and, as of September 30, 2025, has received advance payments of $ 5,441 million, recognized under the insurance recovery line item, to carry out the cleaning and remediation tasks necessary to determine the final damages and costs. Moreover, HINISA is negotiating an additional US$ 2.4 million advance applicable to loss of profit coverage.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the final cost of the incident and the amount of insurance proceeds have not yet been assessed by HINISA.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 20: TERMINATION OF HYDROELECTRIC CONCESSIONS

On March 8, 2025, the Federal Government and the province of Mendoza signed an agreement to jointly conduct the national and international open call for tenders for the concession of the Diamante and Nihuiles Hydroelectric Complexes as a single business unit. The coordination and execution of this tender process was delegated to the Public Enterprises Transformation Agency, which, within a maximum 60 business days’ period, would transfer 51% of the share package of the company becoming the concessionaire and owner of the assets.

On June 5, 2025, SE Resolution No. 240/25 extended HIDISA’s concession transition period until October 19, 2025. Subsequently, on October 20, 2025, through SE Resolution No. 398/25, a five-calendar-day period was granted for HIDISA to adhere to the concession extension until June 30, 2026. If it fails to adhere to the extension, operations must be maintained for a period of 90 calendar days so that the Federal Government may adopt the necessary measures to ensure operational continuity. Given the short deadline for adherence, HIDISA requested a 15-administrative-business-day extension to submit its adherence under SE Resolution No. 398/25.

Additionally, on May 26, 2025, Provincial Law No. 9,630 was published, declaring a state of emergency for the Los Nihuiles Hydroelectric System over a 14-month period from its enactment. The Law provides for the continuity of the transition period until verification of compliance with the obligations arising from the concession contract with HINISA, without prejudice to any authorizations that must be granted by the Federal Government.

It is worth highlighting that HINISA has fully and timely complied with its obligations throughout the term of the concession contract and the transition period; and that, as of the date of issuance of these Consolidated Financial Statements, the Federal Government has not issued any statement or granted the required authorizations.

In these circumstances, at the end of the contractual transition period on June 1, 2025, HINISA notified both the Ministry of Energy and Environment of the Province of Mendoza and the SE that the extension of the transition period beyond the term stipulated in the contract requires an agreement with the concessionaire. However, to protect the concession’s assets, avoid affecting the supply of electricity in the WEM and ensure the safety of property and persons, HINISA informed that it would continue operating the Los Nihuiles Hydroelectric Complex, without this implying consent to any unilateral extension of the transition period, the assumption of additional obligations or responsibilities, or the waiver of its rights.

Finally, it is worth highlighting that HINISA is willing to proceed with the assets’ handover as soon as the competent authorities so decide and/or to execute the necessary agreements given this extraordinary situation.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 21: DOCUMENTATION SAFEKEEPING

In compliance with General Resolution No. 629/14, the Company discloses that it has sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the AdeA - Administración de Archivos S.A.’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 – C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 22: SUBSEQUENT EVENTS

After September 30, 2025 and until the issuance of these Consolidated Condensed Interim Financial Statements, no other relevant events have occurred which may significantly affect them.

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